Exhibit 12

           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

                           (Dollar in thousands)


                                                                      Years Ended December 31,
                                                  ------------------------------------------------------------------
                                                     1997           1996          1995          1994         1993(2)
                                                  ----------      --------      --------      --------      --------
Income from continuing operations
 before income taxes........................      $  803,098      $684,383      $618,931      $566,507      $498,860
Add:
Interest expense............................         209,194       203,877       226,110       194,115       189,292
Portion of rents representative of the
 interest factor............................          39,404        40,538        42,064        42,339        33,842
Amortization of capitalized interest........             973           914           914           914           914
Minority interest in the income of
 subsidiary with fixed charges..............          11,322         8,121         5,013            --            --
                                                  ----------      --------      --------      --------      --------
Income as adjusted..........................      $1,063,991      $937,833      $893,032      $803,875      $722,908
                                                  ==========      ========      ========      ========      ========
Fixed charges:
Interest expense............................      $  209,194      $203,877      $226,110      $194,115      $189,292
Capitalized interest........................              --         1,201         2,178           733            --
Portion of rents representative of the
 interest factor............................          39,404        40,538        42,064        42,339        33,842
Minority interest, excluding taxes,
 in the income of subsidiary with
fixed charges...............................          17,285        11,838         7,607            --            --
                                                  ----------      --------      --------      --------      --------
 Total fixed charges........................      $  265,883      $257,454      $277,959      $237,187      $223,134
                                                  ==========      ========      ========      ========      ========
Ratio of earnings to fixed charges(1).......            4.00          3.64          3.21          3.39          3.24
                                                  ==========      ========      ========      ========      ========
Ratio of earnings to fixed charges
excluding minority interest.................            4.23          3.79          3.28          3.39          3.24
                                                  ==========      ========      ========      ========      ========

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(1) The computation of the ratio of earnings to combined fixed charges and preferred stock dividends has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges and preferred stock dividends. Included in fixed charges is one-third of rental expense as the representative portion of interest.

(2) Reclassified to reflect discontinued operations.